EXHIBIT 21.1

Subsidiaries of ReGen Biologics, Inc.

SUBSIDIARY NAME	STATE OF INCORPORATION

RBio, Inc.
DBA ReGen Biologics, Inc.	Delaware
ReGen Biologics AG	Appenzell, Switzerland